January 13, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Larry Spirgel, Office Chief; Alexandra Barone, Staff Attorney

Re:	Stronghold Digital Mining, Inc. Amendment No. 2 to Form S-1 Registration Statement on Form S-3 Registration Statement Filed December 23, 2022 File No. 333-267869

Ladies and Gentlemen:

Set forth below are the responses of Stronghold Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 11, 2023, with respect to Amendment No. 2 to Form S-1 Registration Statement on Form S-3 Registration Statement, File No. 333-267869, filed with the Commission on December 23, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing an Amendment No. 3 to the Registration Statement on Form S-3 (“Amendment No. 3”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 3. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 3.

Amendment No. 2 to Form S-1 Registration Statement on Form S-3 Registration Statement filed on December 23, 2022

General

1.
We note your response to prior comment 1 that the company has not been directly impacted by any of the recent bankruptcies in the digital asset space. Please expand your disclosure to make clear whether there has been any material indirect impact. For example, we note that the company entered into a hosting agreement with Foundry, which is a subsidiary of the Digital Currency Group (parent company of Genesis), and you list Coinbase and NYDIG in your 10-K as storage solutions for your digital assets while your registration statement only refers to Anchorage as a custodian. Please expand your response to our prior comment and, if appropriate, your disclosure to discuss whether any third parties that you engage in material business transactions with have liquidity or insolvency issues that have or may materially affect your financial condition or results of operation.

RESPONSE: We acknowledge the Staff’s comment and have included disclosure in Amendment No. 3 to clarify that, aside from the general decrease in the price of Bitcoin and in our and our peers stock price that may be indirectly attributable to the bankruptcies in the crypto assets industry, there has not been any material direct or indirect impact on us by any of the recent bankruptcies in the digital asset space and that we do not currently engage in material business transactions or have any contractual relationship with any third party that has liquidity or insolvency issues that have or may materially affect our financial condition or results of operation.  Please see page 2 of Amendment No. 3. Further, we advise the Staff that in the past, we have used custodians such as Coinbase Global Inc. and NYDIG ABL LLC, but at this time, Anchorage Digital Bank is the only custodian we use to store our digital assets. Please see page 11 of Amendment No. 3.

United States Securities and Exchange Commission

2.
We note the company recently filed two Forms 8-Ks. Please specifically incorporate the Forms 8-Ks or revise page iii to make clear that you incorporate by reference all of your Exchange Act filings after the date of the initial registration statement and prior to effectiveness. For guidance, refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

RESPONSE: We acknowledge the Staff’s comment and have included revised disclosure in Amendment No. 3 to specifically incorporate the recently filed Forms 8-Ks and clarify that we incorporate by reference all of our Exchange Act filings after the date of the initial filing of the Registration Statement and prior to effectiveness of the Registration Statement. Please see page iii of Amendment No. 3.

* * * * *

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 237-0022, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Gregory A. Beard
Name:	Gregory A. Beard
Title:	Chief Executive Officer

Enclosures

cc:
Alexandra Barone, Staff Attorney
Larry Spirgel, Office Chief
Matthew J. Smith, Chief Financial Officer, Stronghold Digital Mining, Inc.
Matthew Usdin, General Counsel, Stronghold Digital Mining, Inc.
Daniel M. LeBey, Vinson & Elkins L.L.P.
Shelley A. Barber, Vinson & Elkins L.L.P.